SIONIX CORPORATION
3880 East Eagle Drive
Anaheim, CA 92807

September 4, 2009

VIA EDGAR

Ms. Melinda Hooker
Staff Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 4631

Re:	Sionix Corporation
Form 8-K Item 4.01 filed August 18, 2009
Form 8-K Item 4.01 filed July 29, 2009
Your File No. 002-95626-D

Dear Ms. Hooker:

This letter is in response to your letter dated August 24, 2009.  For your ease of reference, we have repeated your comments in this response.

Item 4.01 8-K filed July 29, 2009

Please file an Amended Form 8-K to include an updated Exhibit 16 letter from the former accountants, Kabani & Company, Inc., stating whether the accountants agree with the statements made in your form 8-K

1.           On September 3, 2009, we filed an Amended Form 8-K to include an Exhibit 16 letter from Kabani & Company, stating whether the accountants agree with the statements made in our Form 8-K.

Item 4.01 8-K filed August 18, 2009

Please obtain and file an Exhibit 16 letter from the former accountants, Windes & McGlaughry Accountancy Corporation, stating whether the accountants agree with the statements made in your Form 8-K.

2.           On August 28, 2009, we filed an Amended Form 8-K to include an Exhibit 16 letter from Windes & McGlaughry Accountancy Corporation, stating whether they agree with the statements made in our Form 8-K.

Ms. Melinda Hooker
Staff Accountant
United States Securities and Exchange Commission
September 4, 2009

We note from your disclosure that Windes concluded that as a result of the issuance of Penny Notes the previously issued financial statements may need to be restated.  Given this, please help us better understand why you believe that it is still in the Company’s best interests to reengage Kabani.

3.            Due to Kabani’s long standing relationship as our auditor, and its familiarity with our books and records for the periods to be restated, we determined that Kabani would be able to complete its audit and review of our restated financial statements more quickly and at a lower cost than Windes.  These factors are critical to us for two reasons.  First, our financial position and early stage of development dictate that we seize every reasonable opportunity to minimize our expenses.  We believe we did this by reengaging Kabani.  Second, as it is likely we will need additional equity financing in the near term, it is critical that we file our restatements as soon as reasonably practicable so that we may file a Proxy Statement under Regulation 14A of the Exchange Act and hold a special meeting of shareholders to increase our authorized common stock.  Rule 14a-3 under the Exchange Act requires us to disseminate to voting shareholders along with a Proxy Statement an annual report or Form 10-K for the preceding fiscal year.  This will not be possible until our restatements are filed.  Therefore, until our restatements are filed, we do not have the ability to raise critically needed equity capital to fund our growth.  For these reasons (i.e. filing the restatements as quickly as possible and at the lowest possible cost), we believe that it is still in the Company’s best interests to reengage Kabani.

We acknowledge that:

•	Sionix Corporation is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Sionix Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that we have adequately addressed your comments.  If you have further comments, we ask that you forward them to us by facsimile to 714-678-1005, with a copy to Kevin Friedmann, Esq. of Richardson & Patel LLP at (917) 591-6898.  Mr. Friedmann’s telephone number is (212) 561-5559.

We look forward to hearing from you shortly.

Ms. Melinda Hooker
Staff Accountant
United States Securities and Exchange Commission
September 4, 2009

Very truly yours, SIONIX CORPORATION

By:	/s/ Rodney Anderson
Rodney Anderson, Interim Chief Executive Officer